Form 10-K405, Exhibit 13
period 1996-06-30
NCS HEALTHCARE INC
filed 1996-09-30
CIK 1004990

                                                                    Exhibit 13.1


  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain items from the Company's Statements of income, expressed as a percentage of total revenues.
                                                         YEAR ENDED JUNE 30,
                                                    --------------------------
                                                     1994     1995      1996
                                                    -----     -----     -----
Revenues  . . . . . . . . . . . . . . . . . . . . . 100.0%    100.0%    100.0%
Cost of revenues  . . . . . . . . . . . . . . . . .  71.1      71.0      72.8
                                                    -----     -----     -----
Gross margin  . . . . . . . . . . . . . . . . . . .  28.9      29.0      27.2
Selling, general and administrative expenses  . . .  21.9      22.1      19.6
Special compensation  . . . . . . . . . . . . . . .    --        --       2.5
                                                    -----     -----     -----
Operating income  . . . . . . . . . . . . . . . . .   7.0       6.9       5.1
Interest expense, net . . . . . . . . . . . . . . .   1.1       1.7       1.4
                                                    -----     -----     -----
Income before income taxes  . . . . . . . . . . . .   5.9       5.2       3.7
Income tax expense  . . . . . . . . . . . . . . . .   2.7       2.3       1.6
                                                    -----     -----     -----
Net income  . . . . . . . . . . . . . . . . . . . .   3.2%      2.9%      2.1%
                                                    =====     =====     =====

         Years Ended June 30, 1996 and 1995

         Revenues for the year ended June 30, 1996 rose $47.7 million or 72.7% to $113.3 million from the $65.6 million recorded in the comparable period of 1995. This increase is attributable to $35.9 million of revenues generated by acquisitions and $11.8 million of revenues relating to internal growth.

         Cost of revenues for the year ended June 30, 1996 grew to $82.4 million from $46.6 million for the year ended June 30, 1995, representing an increase of $35.8 million or 76.8%. Cost of revenues as a percentage of revenues increased to 72.8% for the year ended June 30, 1996 from 71.0% for the year ended June 30, 1995. The increase in cost of revenues was primarily the result of acquisitions. At the time of acquisition, the cost of revenues as a percentage of revenues of the acquired companies was generally higher as a result of several factors, including less advantageous purchase contracts, lack of formulary management and higher production costs.

         Selling general and administrative expenses for the year ended June 30, 1996 were $22.2 million compared to $14.5 million for the year ended June 30, 1995, representing an increase of $7.7 million or 53.1%. Selling, general and administrative expenses as a percentage of revenues decreased from 22.1% for the year ended June 30, 1995 to 19.6% for the year ended June 30, 1996. The increase in selling, general and administrative expenses in absolute terms was mainly attributable to acquisitions completed since June 30, 1995. The decrease in percentage terms was due to the relatively fixed nature of corporate general and administrative expenses.

         Special compensation of $2.8 million for the year ended June 30, 1996 represents a one-time, non-recurring charge in connection with the termination of certain compensation and performance incentive arrangements with the prior owners of certain acquired businesses.

         Operating income for the year ended June 30, 1996 was $5.8 million compared to operating income of $4.5 million for the year ended June 30, 1995. Excluding the one-time, non-recurring charge described above, operating income for the year ended June 30, 1996 was $8.6 million or a 91.1% increase over the $4.5 million for the year ended June 30, 1995. This improvement reflects increased sales volume and the continued benefit of the Company's operating leverage which is due to the higher rate of growth in revenues and gross profit than in general and administrative expenses. As a percentage of total revenues, operating income, excluding the one-time, non-recurring charge, increased to 7.6% for the year ended June 30, 1996 from 6.9% for the year ended June 30, 1995.

         Interest expense, net, of $1.6 million for the year ended June 30, 1996 increased from $1.1 million for the year ended June 30, 1995. This increase was primarily due to the increase in acquisition-related debt offset somewhat from interest income generated from the approximately $67.0 million net proceeds the Company raised in its initial public offering on February 14, 1996.
         Years Ended June 30, 1995 and 1994

         Revenues for the year ended June 30, 1995 rose $17.4 million or 36.1% to $65.6 million from the $48.2 million recorded in the comparable period of 1994. This increase is attributable to $7.7 million of revenues generated by Tele-Rx, Hunsicker's, Laurel and Quality, acquired during the year ended June 30, 1995, $1.6 million of revenues reflecting a full year's effect of Klingensmith NCS, Inc. ("Klingensmith") acquired during the year ended June 30, 1994, and $8.1 million relating to internal growth.

         Cost of revenues for the year ended June 30, 1995 grew to $46.6 million compared to $34.3 million for the year ended June 30, 1994, representing an increase of $12.3 million or 35.9%. Cost of revenues as a percentage of revenues decreased to 71.0% for the year ended June 30, 1995 from 71.1% for the year ended June 30, 1994. The slight decrease in cost of revenues, as a percentage of revenues, was primarily a result of improvements in purchasing and formulary management and the growth of higher margin services offset by the higher cost of revenues at Hunsicker's and Tele-Rx. Hunsicker's higher cost of revenues is primarily a result of durable medical equipment products and services composing 25% of Hunsicker's total revenues. This is a higher percentage of revenues than NCS maintains at other sites, and these revenues typically have higher cost of revenues than pharmaceutical sales. Tele-Rx, located in Detroit, Michigan, has a higher cost of revenues, due mostly to a Medicaid reimbursement rate in the state of Michigan that is lower than reimbursement rates in other states in which NCS operates.

         Selling, general and administrative expenses for the year ended June 30, 1995 were $14.5 million compared to $10.5 million for the year ended June 30, 1994, representing an increase of $4.0 million or 38.1%. Selling, general and administrative expenses as a percentage of revenues increased from 21.9% for the year ended June 30, 1994 to 22.1% for the year ended June 30, 1995. The increase in selling, general and administrative expenses in absolute terms was mainly attributable to the acquisitions of Tele-Rx, Hunsicker's and Laurel, the hiring of management personnel and increased marketing expenses.

         Interest expense, net, of $1.1 million for the year ended June 30, 1995 increased $564,000 over the same period of 1994, due primarily to the increase in acquisition-related debt.

LIQUIDITY AND CAPITAL RESOURCES

         In February 1996, the Company completed an initial public offering of 4,476,000 shares of Class A Common Stock resulting in net proceeds of approximately $67.0 million of which approximately $27.0 million was used to repay outstanding indebtedness.

         The Company's principal capital requirements have been to fund acquisitions, working capital needs and capital expenditures.

         Net cash provided (used) by operating activities was $1.5 million, $1.3 million and $(2.1) million in 1994, 1995 and 1996 respectively. Cash provided by operating activities decreased over the three years due to an increase in trade accounts receivable and, in 1996, a reduction in trade accounts payable.

         Net cash used in investing activities increased from $3.1 million in 1994 to $19.2 million in 1995 and $34.7 million in 1996. The majority of the increase was attributable to acquisitions along with an increase in capital expenditures.

         The Company made capital expenditures in 1995 and 1996 of $2.8 million and $4.7 million, respectively. The increase was due principally to purchase of medication carts, computer equipment, vehicles and leasehold improvements.

         Additionally, the Company has obtained financing through the issuance of convertible subordinated debentures totaling $6.5 million. These debentures were issued to fund two acquisitions completed during fiscal 1996. These debentures carry interest rates of 7.0% to 8.0% and are redeemable or convertible into Class A Common Stock.

         In connection with an acquisition completed in August 1996, the Company issued, in partial payment of the purchase price, approximately 273,245 shares of Class A Common Stock valued at $26.34 per share, or approximately $7.2 million. The Company has granted the holder of such shares a one-time put option exercisable in August 1998 to sell all but not less than all of such shares to the Company for $7.2 million.

         The Company's future cash requirements and cash flow expectations are closely related to its expansion plans. The Company generally expects to meet future financing needs for the coming fiscal year principally through proceeds from the secondary public offering and bank borrowings. Although the Company does not currently have a committed line of credit, it currently is in discussions with banks to establish a credit facility and believes it could obtain bank financing under commercially reasonable terms.

         The Company's effective tax rates for 1994, 1995 and 1996 were 46.4%, 45.1%, and 44.0%, respectively. The effective tax rates differs from the federal statutory rates as a result of state and local taxes, as well as the non-deductibility of certain acquisition costs.

                         INDEX TO FINANCIAL STATEMENTS


NCS HEALTHCARE, INC. AND SUBSIDIARIES
Report of Independent Auditors
Consolidated Balance Sheets at June 30, 1995 and 1996
Consolidated Statements of Income for each of the three years in the period ended
  June 30, 1996
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended June 30, 1996
Consolidated Statements of Cash Flows for each of the three years in the period ended
  June 30, 1996
Notes to Consolidated Financial Statements

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
NCS HealthCare, Inc.



         We have audited the accompanying consolidated balance sheets of NCS HealthCare, Inc. and subsidiaries as of June 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCS HealthCare, Inc. and subsidiaries at June 30, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.



Cleveland, Ohio                                         Ernst & Young LLP
August 2, 1996

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                             JUNE 30,
                                                       -------------------
                                                         1995       1996
                                                       -------    --------
CURRENT ASSETS
Cash and cash equivalents                              $   286    $ 21,460
Trade accounts receivable, less allowance for
  doubtful accounts of $1,478 and $3,629
  as of June 30, 1995 and 1996                          14,475      27,762
Inventories                                              3,699       7,487
Deferred income taxes                                    1,530       1,644
Prepaid expenses                                           454         840
                                                       -------    --------
          Total current assets                          20,444      59,193

PROPERTY, PLANT AND EQUIPMENT
Land                                                        --          64
Building                                                   820       1,334
Machinery, equipment and vehicles                        5,061       8,632
Computer equipment                                       2,540       4,759
Furniture, fixtures and leasehold improvements           1,381       4,544
                                                       -------    --------
                                                         9,802      19,333
Less accumulated depreciation and amortization           4,253       9,050
                                                       -------    --------
                                                         5,549      10,283
Goodwill, less accumulated amortization of $176
  and $1,041 as of June 30, 1995 and 1996               12,137      39,101
Other assets, less accumulated amortization
  of $183 and $367 as of June 30, 1995 and 1996            465       2,091
                                                       -------    --------
TOTAL ASSETS                                           $38,595    $110,668
                                                       =======    ========



                             See accompanying notes

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                      JUNE 30,
                                                                              -----------------------
                                                                                1995           1996
                                                                              -------        --------
CURRENT LIABILITIES
Trade accounts payable                                                        $ 3,801         $  4,968
Accrued compensation and related expenses                                       2,393            2,813
Other accrued expenses                                                          2,277            2,275
Income taxes payable                                                              691               --
Current portion of long-term debt                                                 666              801
                                                                              -------         --------
         Total current liabilities                                              9,828           10,857
Long-term debt, excluding current portion                                      18,505            1,961
Convertible subordinated debentures                                             1,900            6,549
Minority interests                                                                245              201

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value,
  1,000,000 shares authorized; none issued                                          -                -
Common stock, par value $.01 per share:
  Class A--50,000,000 shares authorized; 7,467 and 5,560,492 shares issued
    and outstanding at June 30, 1995 and 1996, respectively                         1               56
  Class B--20,000,000 shares authorized; 5,976,062 and 6,603,228 shares
    issued and outstanding at 1995 and 1996, respectively                          60               66
Paid-in capital                                                                 4,341           84,907
Retained earnings                                                               3,715            6,071
                                                                              -------         --------
                                                                                8,117           91,100
                                                                              -------         --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $38,595         $110,668
                                                                              =======         ========



                             See accompanying notes

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                       YEAR ENDED JUNE 30,
                                                            -----------------------------------------
                                                              1994             1995            1996
                                                            --------         --------        --------
Revenues                                                     $48,205          $65,602        $113,281
Cost of revenues                                              34,288           46,570          82,415
                                                             -------          -------        --------
Gross profit                                                  13,917           19,032          30,866
Selling, general and administrative expenses                  10,531           14,539          22,236
Special compensation                                              --               --           2,811
                                                             -------          -------        --------
Operating income                                               3,386            4,493           5,819
Interest expense                                                (525)          (1,089)         (2,282)
Interest income                                                   --               --             671
                                                             -------          -------        --------
Income before income taxes                                     2,861            3,404           4,208
Income tax expense                                             1,327            1,536           1,852
                                                             -------          -------        --------
Net income                                                   $ 1,534          $ 1,868        $  2,356
                                                             =======          =======        ========
Net income per common share                                  $  0.24          $  0.28        $   0.26
Weighted average number of common shares outstanding           6,424            6,764           8,971




                             See accompanying notes

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                CLASS A      CLASS B                              STOCK-
                                                COMMON       COMMON   PAID-IN      RETAINED      HOLDERS'
                                                STOCK        STOCK    CAPITAL      EARNINGS       EQUITY
                                                -----        -----    -------      --------      -------

Balance at July 1, 1993                           $--          $54    $ 1,059        $  313      $ 1,426
Issuance of 296,375 shares of
  Class B Common Stock                             --            3      1,210            --        1,213
Net income                                         --           --         --         1,534        1,534
                                                -----        -----    -------        ------      -------
Balance at June 30, 1994                           --           57      2,269         1,847        4,173
Issuance of 7,467 shares of
  Class A Common Stock and 323,247
  shares of Class B Common Stock                    1            3      2,072            --        2,076
Net income                                         --           --         --         1,868        1,868
                                                -----        -----    -------        ------      -------
Balance at June 30, 1995                            1           60      4,341         3,715        8,117
Issuance of 7,461 shares of
  Class A Common Stock                             --           --         57            --           57
Exercise of stock options (890,333
  shares of Class B Common Stock)                  --            9      3,366            --        3,375
Conversion of 263,167 shares of Class B
  Common Stock to 263,167 shares of
  Class A Common Stock                              3           (3)         --           --           --
Issuance of 4,476,000 shares of
  Class A Common Stock                             45           --     67,039            --       67,084
Issuance of 124,088 shares of
  Class A Common Stock for purchases
  of businesses                                     1           --      1,835            --        1,836
Conversion of convertible subordinated
  debentures (682,309 shares of
  Class A Common Stock)                             6           --      8,269            --        8,275
Net income                                         --           --         --         2,356        2,356
                                                -----        -----    -------        ------      -------
Balance at June 30, 1996                        $  56        $  66    $84,907        $6,071      $91,100
                                                =====        =====    =======        ======      =======



                             See accompanying notes

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED JUNE 30,
                                                                 ------------------------------------
                                                                   1994          1995          1996
                                                                 -------       --------      --------
OPERATING ACTIVITIES
Net income                                                       $ 1,534       $  1,868      $  2,356
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Special compensation                                                --             --         2,811
  Depreciation and amortization                                      883          1,222         3,217
  Provision for doubtful accounts                                    443            530           841
  Other                                                              104             57            --
  Deferred income taxes                                             (693)          (557)           11
  Changes in assets and liabilities, net of effects of
    assets and liabilities acquired:
    Trade accounts receivable                                     (2,915)        (3,240)       (8,834)
    Inventories                                                     (254)           262           109
    Trade accounts payable                                         1,035            293        (2,069)
    Accrued expenses                                               1,355          1,283          (239)
    Prepaid expenses and other                                       (42)          (390)         (260)
                                                                 -------       --------      --------
Net cash provided by (used in) operating activities                1,450          1,328        (2,057)

INVESTING ACTIVITIES
Capital expenditures for property and equipment                   (1,095)        (2,832)       (4,701)
Proceeds from sales of property and equipment                         22             37            40
Purchases of businesses                                           (2,100)       (16,439)      (27,908)
Other                                                                 34             --        (2,172)
                                                                 -------       --------      --------
Net cash used in investing activities                             (3,139)       (19,234)      (34,741)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                           2,714          1,392            --
Repayment of long-term debt                                       (2,431)        (5,060)       (3,398)
Borrowings on line-of-credit                                          --         26,500        31,400
Payments on line-of-credit                                            --         (9,000)      (48,900)
Proceeds from convertible subordinated debentures                     --          1,900        12,925
Proceeds from issuance of common stock and exercise of
  stock options                                                    1,213          2,076        68,878
Other                                                                 --             --       (2,933)
                                                                 -------       --------      --------
Net cash provided by financing activities                          1,496         17,808        57,972
                                                                 -------       --------      --------
Net (decrease) increase in cash and cash equivalents                (193)           (98)       21,174
Cash and cash equivalents at beginning of period                     577            384           286
                                                                 -------       --------      --------
Cash and cash equivalents at end of period                       $   384       $    286      $ 21,460
                                                                 =======       ========      ========
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest                                                       $   525       $  1,008      $  2,282
                                                                 =======       ========      ========
  Income taxes                                                   $ 1,502       $  2,192      $  1,724
                                                                 =======       ========      ========
Noncash transactions during the year:
  Conversion of convertible subordinated debentures              $    --       $     --      $  8,275
                                                                 =======       ========      ========
  Issuance of common stock for purchases of businesses           $    --       $     --      $  1,836
                                                                 =======       ========      ========


                             See accompanying notes

                     NCS HEALTHCARE, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)
                FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         NCS HealthCare, Inc. (the Company) operates in one business segment providing a broad range of health care services primarily to long-term care, assisted living facilities and other institutional settings. The Company provides pharmacy, pharmacy consulting and management services, infusion therapies, rehabilitation and dietary care plans.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

         Revenue is recognized when products or services are provided to the customer. A significant portion of the Company's revenues from sales of pharmaceutical and related products are reimbursable from Medicaid and Medicare programs. The Company monitors its receivables from these reimbursement sources and reports such revenues at the net realizable amount expected to be received from these third-party payors.

CASH EQUIVALENTS

         The Company considers all investments in highly liquid instruments with original maturities of three months or less at the date purchased to be cash equivalents. Investments in cash equivalents are carried at cost which approximates market value.

INVENTORIES

         Inventories for all business units consist primarily of purchased pharmaceuticals and medical supplies and are stated at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method for 26% of the June 30, 1996 net inventory balance and by using the first-in, first-out method for the remaining 74%. If the FIFO inventory valuation method had been used, inventories would have been $507 and $585 higher at June 30, 1995 and 1996, respectively.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets which are as follows:


Building                                                                             30 years
Machinery, equipment and vehicles                                                 5--10 years
Computer equipment                                                                3---5 years
Furniture, fixtures and leasehold improvements                                    3--10 years

STOCK BASED COMPENSATION

         The Company accounts for stock based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

GOODWILL

         The Company has classified as goodwill the cost in excess of fair value of the net assets acquired in purchase transactions. Goodwill is being amortized over 30-year periods using the straight-line method.

         The carrying value of goodwill is evaluated if circumstances indicate a possible impairment in value. If undiscounted cash flows over the remaining amortization period indicate that goodwill may not be recoverable, the carrying value of goodwill will be reduced by the estimated shortfall of cash flows on a discounted basis.


INCOME TAXES

         The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This accounting standard requires that the liability method be used in accounting for income taxes. Under this accounting method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that apply in the periods in which the deferred tax asset or liability is expected to be realized or settled.

NET INCOME PER SHARE

         Net income per share is computed based on the weighted average number of Class A and B shares outstanding, which gives retroactive effect to the stock split as discussed below and the stock options outstanding as discussed below for all periods presented. Stock options granted within a twelve-month period preceding the Company's initial public offering in February, 1996 are included as if they were outstanding for all periods presented.

         On December 13, 1995, the Board of Directors approved an amendment to the Company's Certificate of Incorporation to effect a corporate recapitalization, including a 46-for-1 stock split of the Class A Common Stock and Class B Common Stock. All share and per share information included in the accompanying financial statements have been retroactively adjusted to give effect to the stock split.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from these estimates.

2.  LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                              JUNE 30,
                                                                                       ----------------------
                                                                                        1995            1996
                                                                                       ------          ------
Credit facilities up to $28,000; $15,000 at LIBOR plus 2.5%.  The line
  of credit was terminated by the Company in March 1996                                $17,500         $   --
8% notes payable to former owners of an acquired company due  in annual
  installments through December, 1999                                                       --          1,000
2% note payable to Pennsylvania Industrial Development Authority due in monthly installments through June, 2001,  and secured through an
  interest in a building of the Company                                                     --            612
Collateralized lease obligations with interest ranging from 6% to 13%
  due monthly through October, 2000                                                         --            405
5% note payable to a former owner of an acquired company maturing in
  August, 2000                                                                              --            240
7% note payable to former owner of an acquired company due in quarterly
  installments through October, 1998                                                        --            170
Construction bridge loan at prime plus .5%                                                 798             --
Other                                                                                      873            335
                                                                                       -------         ------
Total long-term debt                                                                    19,171          2,762
Less current portion                                                                       666            801
                                                                                       -------         ------
Long-term debt, excluding current portion                                              $18,505         $1,961
                                                                                       =======         ======

         The aggregate maturities of the long-term debt for each of the five years subsequent to June 30, 1996 are as follows:

                YEAR ENDING JUNE 30,                                                   AMOUNT
                --------------------                                                   ------
                   1997                                                                $  801
                   1998                                                                   563
                   1999                                                                   370
                   2000                                                                   552
                   2001                                                                    50
                   Thereafter                                                             426
                                                                                       ------
                                                                                       $2,762
                                                                                       ======

3.  INCOME TAX EXPENSE

         Income tax expense (benefit) for each of the three fiscal years ended June 30, 1996 consists of:

                                             1994                         1995                            1996
                                  --------------------------   ---------------------------    ---------------------------
                                  CURRENT   DEFERRED   TOTAL   CURRENT   DEFERRED    TOTAL    CURRENT    DEFERRED   TOTAL
                                  -------   --------  ------   -------   --------   ------    -------    --------  ------
            Federal                $1,538     $(543)  $  995    $1,537     $(466)   $1,071     $1,439         $ 8  $1,447
            State and Local           482      (150)     332       556       (91)      465        402           3     405
                                  -------   --------  ------   -------   --------   ------    -------    --------  ------
            Total                  $2,020     $(693)  $1,327    $2,093     $(557)   $1,536     $1,841         $11  $1,852
                                  =======   ========  ======   =======   ========   ======    =======    ========  ======

         Reconciliations of income taxes at the United States Federal statutory rate to the effective income tax rate for the three years ended June 30, 1996 are as follows:

                                                     1994     1995     1996
                                                    ------   ------   ------
Income taxes at the United States statutory rate    $  973   $1,157   $1,473
State and local income taxes                           200      238      221
Goodwill amortization                                    2       49      203
Tax exempt interest                                     --       --      (81)
Other--net                                             152       92       36
                                                    ------   ------   ------
                                                    $1,327   $1,536   $1,852
                                                    ======   ======   ======

         The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows:

                                                              JUNE 30,
                                                         ------------------
                                                          1995        1996
                                                         ------      ------
Deferred tax assets (liabilities):
  Allowance for doubtful accounts                        $  541      $  780
  Accrued expenses and other                              1,066       1,194
  Depreciable assets and other                              (77)       (330)
                                                         ------      ------
Net deferred tax assets                                  $1,530      $1,644
                                                         ======      ======


4.  OPERATING LEASES

         The Company is obligated under several operating leases primarily for office facilities and equipment. Future minimum lease payments under noncancelable operating leases as of June 30, 1996 are as follows:

      YEAR ENDING JUNE 30,                                 AMOUNT
      --------------------                                 ------
          1997                                             $1,690
          1998                                              1,472
          1999                                              1,392
          2000                                              1,177
          2001                                                912
          Thereafter                                        1,810
                                                           ------
                                                           $8,453
                                                           ======

         Rent expense for the years ended June 30, 1994, 1995 and 1996, was $478, $600 and $1,196, respectively.

5.  PROFIT-SHARING PLAN

         The Company maintains a profit sharing plan with an Internal Revenue Code Section 401(k) feature covering substantially all of their employees. Under the terms of the plan, the Company will match up to 20% of the first 10% of eligible employee contributions.

         The Company's aggregate contributions to the plan and related expense were $73, $94 and $192 for the years ended June 30, 1994, 1995 and 1996, respectively.

6.  RELATED PARTY TRANSACTIONS

         The Company leases seven of its facilities from entities affiliated with former owners of certain businesses acquired, who are employees of the Company. The buildings are used for operations of the Company. Rent expense of $0, $32 and $559 was paid under these leasing arrangements in 1994, 1995 and 1996, respectively.

7.  STOCKHOLDER'S EQUITY

         On February 14, 1996, the Company issued 4,476,000 shares of Class A Common Stock at $16.50 per share in connection with an initial public offering. A portion of the net proceeds from the stock issuance were used to repay approximately $27,000 of outstanding indebtedness under long and short-term borrowings.

         During the period from 1987 through 1995, the Company granted stock options to purchase shares of Class B Common Stock to certain directors and key employees which provide for the purchase of 1,054,890 common shares in the aggregate, at exercise prices ranging from $0.71 to $6.19 per share, which prices represented fair market values on the dates the grants were made. For options granted in 1987 with a tax-offset cash bonus feature, the Company has recognized compensation expense of $224 in fiscal 1994, $320 in fiscal 1995 and $175 for the year ended June 30, 1996. During the year ended June 30, 1996, options were exercised for the purchase of 627,166 shares of Class B Common Stock.

         During fiscal 1995, the Company adopted an Employee Stock Purchase and Option Plan. Under the terms and provision of this plan, the Company authorized 100,000 shares of Class A Common Stock and granted options to certain key employees for the purchase of a total of 11,523 common shares at an exercise price of $6.19 per share, which was determined to be the fair market value on the grant date.

         In January 1996, the Company adopted a Long Term Incentive Plan (the
Plan) to provide up to 700,000 shares of Class A Common Stock for awards of incentive and nonqualified stock options to officers and key employees of the Company. During the year the Company granted 61,500 nonqualified stock options and 22,540 incentive stock options, all at $16.50 per share, the price at the initial public offering. The nonqualified stock options have a term of five years and become exercisable in thirds on February 1, 1997, 1998 and 1999. In addition, all the nonqualified stock options will not vest unless the trading price of the Company's Class A Common Stock reaches certain targeted levels. The incentive stock options have a term of six years and 20% become exercisable each year on February 1, 1997, 1998, 1999, 2000 and 2001.

         Holders of Class A Common Stock and holders of Class B common stock are entitled to one and ten votes, respectively, in corporate matters requiring approval of the shareholders of the Company. No dividend may be declared or paid on the Class B Common Stock unless a dividend of equal or greater amount is declared or paid on the Class A Common Stock.

         The Company had issued and outstanding at June 30, 1995, $1,900 of 8% convertible subordinated debentures, due in 1997, which are convertible into 188,952 shares of Class A Common Stock. During the year ended June 30, 1996, the Company issued an additional: $7,000 of 8% convertible subordinated debentures, due in 1998, which are convertible into 696,140 shares of Class A Common Stock, $925 of 7% convertible subordinated debentures, due in 1998, which are convertible into 91,990 shares of Class A Common Stock; and $5,000 of 10% convertible subordinated debentures, due in 1996, which are convertible into 356,499 shares of Class A Common Stock. During fiscal 1996, $1,900 of 8% convertible subordinated debentures due in 1997, $1,376 of 8% convertible subordinated debentures due in 1998, and $5,000 of 10% convertible subordinated debentures due in 1996 were converted into 682,300 shares of Class A Common Stock.

8.  ACQUISITIONS

         During fiscal 1994, the Company purchased an 85% interest in Klingensmith Adult Care Pharmacy, Inc., in Ford City, Pennsylvania (remaining interest purchased in fiscal 1996).

         During fiscal 1995, the Company completed acquisitions including TeleRx, Inc. in Detroit, Michigan in November, Hunsicker's Pharmacy, Long-Term Care Division, Inc. and Hunsicker's HealthCare, Inc. in Souderton, Pennsylvania in January, Laurel Extended Care Pharmacy, Inc. in Ebensburg, Pennsylvania in April, and Quality HealthCare of Indiana in Indianapolis, Indiana in June.

         During fiscal 1996, the Company acquired Corinthian Healthcare Systems, Inc. located in Indiana in September, The Apothecary, Inc. in Scranton, Pennsylvania in October, Demoss Rexall Drugs, Inc. in Evansville, Indiana, in November, Valu Pharmacy, Inc. (d/b/a/ Care Plus Pharmacy) in Decatur, Illinois, in April, Uni-Care Health Services, Inc. in Londonderry, New Hampshire and Uni-Care Health Services of Maine, in Wells, Maine, in May, Family Care Nursing Home Service, Inc. and Care Unlimited, Inc. in Herrin, Illinois, in June.

         Each of the acquisitions has been accounted for under the purchase method. The following table summarizes the aggregate purchase price for these businesses:

                                                                        YEAR ENDED JUNE 30,
                                                              ----------------------------------------
                                                               1994            1995             1996
                                                              ------          -------          -------
Cash                                                          $2,100          $13,919          $19,983
Convertible debentures                                            --            1,900            7,925
Debt                                                              --              545               --
Class A common stock                                              --               75            1,836
                                                              ------          -------          -------
Total                                                         $2,100          $16,439          $29,744
                                                              ======          =======          =======

         The convertible subordinated debentures bear interest at 7%-8% and are convertible into Class A Common Stock at $10.06 per share.

         Purchase agreements for certain acquired companies include contingent earnings arrangements with the former owners (who are now current Company managers). These contingent payments, which are based on growth and earnings of the acquired companies, are expensed as earned ($483 in fiscal 1994; $1,007 in fiscal 1995 and $309 in fiscal 1996) and are included in selling, general and administrative expenses. Effective September 30, 1995, the Company terminated these arrangements with the former owners which resulted in special compensation expense and a related increase in debt of $2,811.

         The results of operations of the businesses acquired have been included in the consolidated financial statements of the Company from the dates of the respective acquisitions. All of the businesses acquired provide substantially similar services as the existing company.

         Subsequent to June 30, 1996 the Company completed acquisitions of Advanced Rx Services, Inc., in Northfield, New Jersey, and IPAC Pharmacy Services, Inc. in Portland, Oregon, Thrifty Medical Systems in Oklahoma City, Oklahoma, and Tulsa, Oklahoma and Medical Arts in Grand Rapids, Michigan. These acquisitions were accounted for under the purchase method, at an aggregate purchase price of $36,705 comprised of $22,090 in cash, $10,600 in Class A Common Stock and $4,015 in assumed debt. In connection with an acquisition completed in August 1996 the Company issued, in partial payment of the purchase price, approximately 273,245 shares of Class A

Common Stock valued at $26.34 per share, or approximately $7,200. The Company has granted the holder of such shares a one-time put option exercisable in August 1998 to sell all but not less than all of such shares to the Company for $7,200.

         The following unaudited pro forma data has been prepared as though the Company had completed its initial public offering and used the net proceeds therefrom to repay approximately $27,000 of outstanding indebtedness and purchase all of the above businesses at the beginning of each of the fiscal years ended June 30, 1995 and 1996:

                                                                    PRO FORMA
                                                            -------------------------
                                                              1995             1996*
                                                            --------         --------
Revenues                                                    $155,673         $177,536
Net income                                                     3,795            4,776
Net income per share                                        $   0.30         $   0.38
Shares used in the computation                                12,695           12,695

        *Includes a one-time nonrecurring charge of $2,811 in connection with the termination of certain compensation arrangements with the former owners of certain acquired businesses which had the effect of reducing net income per share $0.18.

9.  QUARTERLY DATA (UNAUDITED)

         Selected quarterly data for the years ended June 30, 1996 and 1995:

                                                                     YEAR ENDED JUNE 30, 1995
                                            -------------------------------------------------------------------------
                                             FIRST            SECOND          THIRD           FOURTH
                                            QUARTER          QUARTER         QUARTER         QUARTER            TOTAL
                                            -------          -------         -------         -------          -------
Revenues                                    $14,037          $14,993         $17,186         $19,386          $65,602
Operating income                                799            1,047           1,251           1,396            4,493
Net income                                      327              439             525             577            1,868
Net income per share                           0.05             0.07            0.08            0.08             0.28

                                                                     YEAR ENDED JUNE 30, 1996
                                                                     ------------------------
                                             FIRST           SECOND           THIRD           FOURTH
                                            QUARTER*         QUARTER         QUARTER         QUARTER            TOTAL
                                            --------         -------         -------         -------         --------
Revenues                                    $22,428          $27,599         $30,209         $33,045         $113,281
Operating income (loss)                      (1,294)           2,096           2,396           2,621            5,819
Net income (loss)                            (1,049)             725           1,121           1,559            2,356
Net income (loss) per share                   (0.15)            0.10            0.12            0.13             0.26


        *Includes a one-time nonrecurring charge of $2,811 in connection with the termination of certain compensation agreements with the former owners of certain acquired businesses.